UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33491

DEJOUR ENERGY INC.
(Translation of registrant's name into English)

598-999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]                               Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)[   ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.

Date: September 11, 2014
By: /s/ David Matheson
Name: David Matheson
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Amendment to Financial Contract with Bakken Drilling Fund III, LP dated June 16, 2014
99.2	Credit Facility Renewal Letter with Canadian Western Bank dated June 5, 2014
99.3	Credit Facility Renewal Letter with Canadian Western Bank dated June 27, 2014
99.4	Credit Facility Renewal Letter with Canadian Western Bank dated July 29, 2014
99.5	Agreement of Purchase and Sale for Drake/Woodrush Area, British Columbia dated July 3, 2014